

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 10, 2010

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

      Re: Thomas Weisel Partners Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              Definitive Proxy Statement on Schedule 14A
              Filed April 16, 2009
              File No. 000-51730

Dear Mr. Weisel:

      We have completed our review of your above-referenced filings and related filings and have no further comments at this time.

                        Sincerely,

                        Tom Kluck
                        Legal Branch Chief